SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended April, 2017

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

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press release
27 April 2017

BP agrees sale of interest in SECCO to Sinopec

BP today announced that it has agreed to sell its 50% stake in the Shanghai SECCO Petrochemical Company Limited (SECCO) to Gaoqiao Petrochemical Co Ltd, a 100% subsidiary of China Petroleum & Chemical Corporation (Sinopec), BP's joint venture partner, for a total consideration of $1.68 billion.

"This decision aligns our petrochemicals business in China with our global focus on areas where BP has leading proprietary technologies and competitive advantage. China is a key region for our chemicals business and BP will continue to look for opportunities to build on our position in the country," said Rita Griffin, Chief Operating Officer, BP Global Petrochemicals.

SECCO is currently owned by BP (50%), Sinopec (30%) and Sinopec Shanghai Petrochemical Company Limited (20%), in which Sinopec holds a majority interest. Based in Shanghai, SECCO is a major producer of olefins - ethylene and propylene - together with polymers and other derivatives including polyethylene, polypropylene, acrylonitrile styrene, polystyrene, butadiene and other products.

"China is a country of great significance to BP given its market potential," said Dr. Xiaoping Yang, BP China President, "BP has been committed to doing business in China for more than four decades. Looking into the future, we plan to continue to invest in China in areas that provide the best growth opportunities for BP, our Chinese partners and the country."

The transaction is subject to a number of regulatory approvals and other conditions, subject to which, it is currently anticipated to complete before the end of the year with the consideration payable in instalments.

Notes to editors

●        The BP group's consolidated pre-tax profit for the year-ended 31 December 2016 included the Group's share of the net profits of SECCO amounting to $301m (comprised of pre-tax profit of $404m, taken from SECCO's income statement and reconciled to IFRS, and tax amounting to $103m).

●          As at 31 December 2016, the value of the gross assets the subject of the transaction was $993 million.

●        BP intends to use the proceeds from the disposal, most if not all of which are anticipated to be received in 2017 (subject to completion), for general corporate purposes.

●        BP has had a petrochemicals business in China since the 1970s, first through technology licensing and then manufacturing joint ventures. In addition to SECCO, BP has three other petrochemical manufacturing joint ventures in China: purified terephthalic acid (PTA) production in Zhuhai; and acetic acid and other acetyls production with YARACO in Chongqing and BYACO in Nanjing. In March 2015, BP began production from Zhuhai Unit 3, the world's largest single train PTA unit.

●        BP is one of the leading foreign investors in the Chinese oil and gas sector. BP's business activities in China include exploration and development, petrochemicals manufacturing and marketing, aviation fuel supply, oil products retailing, lubricants, oil and gas supply and trading, LNG terminal and trunk line and the chemicals technology licensing. Building on its business successes in China, BP has also expanded partnerships with the national energy companies beyond the country's borders.

●        BP is a partner of Sinopec in China as well as internationally on a variety of projects in both the Upstream and Downstream.

Further information

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
BP press office, China: +86 (0)10 6589 3878, bpchinapress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 27 April 2017

/s/ J. BERTELSEN

J. BERTELSEN

Deputy Company Secretary